____________________________________________________________________________________________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________

FORM 6-K
________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 24, 2026

Commission File Number: 001-39777

________________________

NANOBIOTIX S.A.
(Exact name of registrant as specified in its charter)
_________________________

Nanobiotix S.A.
60 rue de Wattignies
75012 Paris, France
(Address of principal executive office)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

______________________________________________________________________________________________
______________________________________________________________________________________________

This Form 6-K, including Exhibits 99.1 and 101, shall be deemed to be incorporated by reference in the registration statements of Nanobiotix on Form F-3 (File No. 333-285604 including its outstanding May 2026 prospectus supplement) and Form S-8 (File Nos. 333-296586, 333-253062, 333-257239, 333-272947 and 333-287272).

Our Half-Year Report, filed as Exhibit 99.1 hereto, includes references to the Company’s website at http://www.nanobiotix.com. Such reference to the Company’s website is an inactive textual reference only, and the information contained in, or that can be accessed through, the Company’s website, including the Company’s universal registration document filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF), is not filed as a part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Half-Year Financial Report From January 1, 2026 to June 30, 2026
101	The following materials from Exhibit 99.1 (Nanobiotix S.A.’s Half-Year Financial Report From January 1, 2026 to June 30, 2026) filed on this on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the unaudited interim condensed statements of consolidated financial position, (ii) the unaudited interim condensed statements of consolidated operations, (iii) the unaudited interim condensed statements of consolidated comprehensive loss, (iv) the unaudited interim condensed statements of consolidated changes in shareholders’ equity, (v) the unaudited interim condensed statements of consolidated cash flows, and (vi) the notes to the unaudited interim condensed financial consolidated statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.

/s/ LAURENT LEVY
By:	Laurent Levy, Ph.D.
Title:	Chairman of the Executive Board

Date: September 24, 2026

EXHIBIT 99.1

NANOBIOTIX
HALF-YEAR FINANCIAL REPORT
From January 1, 2026 to June 30, 2026

September 24, 2026

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This interim and semi-annual report (the “Report”) contains “forward-looking statements” within the meaning of applicable federal securities laws, including the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Report, the words “consider,” “anticipate,” “think,’, “aim“, “believe,” “can,” “could,” “ambition,“ “estimate,” “expect,” “intend,” “is designed to,” ”wish,” “may,” ”is designated to,”,“might,”“on track,” “plan,” “potential,” “predict,” “objective,” “should,” “scheduled,” “would” or “will,” or the negative of these and similar expressions identify forward-looking statements.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on March 31, 2026 under “Item 3.D. Risk Factors” (copy of which are available on www.nanobiotix.com). These risks and uncertainties include factors relating to:

•our reliance on Janssen Pharmaceutica NV (“Janssen”) to conduct the JNJ-1900 (product formerly coded NBTXR3) development and commercialization activities worldwide in accordance with the License, Development and Commercialization Agreement dated May 11, 2021 and novated by the former licensee LianBio Oncology Limited (“LianBio”) in December 2023 to Janssen (the “Asia Licensing Agreement”);

•the expected timeline of JNJ-1900 clinical trial completion, including our ability as sponsor of the ongoing clinical trial 1100;

•the ability of Janssen (or any of its affiliates) as sponsor of clinical trial NANORAY-312 to successfully conduct, supervise and monitor the concerned clinical trials and particularly for Janssen to complete clinical trial NANORAY-312 within the expected timeline considering a number of factors which may cause any significant delay, including the rate of patient enrollment or any protocol amendment submitted by the sponsor from time to time;

•the achievement and timing of key clinical and regulatory milestones enabling us to receive payments under the Janssen Agreement, and to effectively resolve disputes, if any;

•Janssen’s ability to satisfy regulatory requirements and, if successful, to maintain regulatory approvals and certifications for JNJ-1900 according to the Janssen Agreement;

•the achievement of the condition precedent to obtain the future $21 million in additional payment under the royalty financing agreement signed in October 2025 with HealthCare Royalty Partners;

•any early repayment required by the European Investment Bank (the “EIB”) in case of an event of default with respect to Nanobiotix’s or its subsidiaries’ commitments under the EIB loan, or in connection with the occurrence of a cross-default based on any breach of any representation, warranty or covenant made by Nanobiotix in the royalty financing agreement signed in October 2025 with HealthCare Royalty Partners;

•the initiation, timing, progress and results of our preclinical studies and clinical trials, including those trials to be conducted under our collaborations with the MD Anderson Cancer Center of the University of Texas (“MD Anderson”) and with Janssen under the Janssen Agreement;

•our ability to obtain raw materials, to maintain and operate our facilities to manufacture our product candidates;

•our ability to implement our strategic plan, beyond JNJ-1900 (NBTXR3) product candidate, for our platform(s), product candidates and technology; including to expand into additional innovative therapies, including through our Nanoprimer platform, and to advance such technologies directly or through collaboration agreements;

•our ability to effectively execute under our collaboration agreements, including the Janssen Agreement, the Asia Licensing Agreement and under our financing agreements, including the royalty financing agreement signed in October 2025 with HealthCare Royalty Partners, and to effectively resolve disputes, if any;

•our ability to obtain funding for our operations;

•our ability to attract and retain key management and other qualified personnel;

•our ability to protect and maintain our intellectual property rights, manufacturing know-how and proprietary technologies and our ability to operate our business without infringing upon the intellectual property rights and proprietary technologies of third parties;

•our ability to effectively deploy our capital resources;

•future revenue, expenses, capital expenditures, capital requirements and performance of our publicly traded equity securities;

•our ability to compete with institutions with greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing;

•our status as a foreign private issuer and the reduced disclosure requirements associated with maintaining this status.

In addition, statements that “we believe” or “the Company believes” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

As a result of these factors, the Company cannot assure that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements of the Company prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements these statements should not be regarded or considered as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This Report should be read with the understanding that the Company’s actual future results may be materially different from what is expected. The Company qualifies all of the forward-looking statements by these cautionary statements.

INTERIM ACTIVITY REPORT

1. COMPANY INFORMATION

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has a subsidiary in Cambridge, Massachusetts (United States). The Group has been listed on Euronext Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 30 umbrella patent associated with three nanotechnology platforms: 1) Nanoradioenhancer platform, designed to increase the tumor-killing effect of radiotherapy without increasing the dose in surrounding healthy tissues; 2) Nanoprimer platform, designed to unleash the potential of innovative systemic therapeutic classes by enabling effective extrahepatic delivery; and 3) Neurological disease platform, designed to overcome the symptoms of debilitating neurological conditions by re-wiring the brain.

The Company’s efforts are concentrated on supporting Johnson & Johnson (J&J) in the advancement of JNJ-1900 (NBTXR3), the first product candidate of the Nanoradioenhancer platform and developing its new platforms.

2. SIGNIFICANT EVENTS DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

JNJ-1900 (NBTXR3): continued development
In terms of clinical development the priorities remain head and neck cancer and lung cancer under the sponsorship of our licensee Janssen (a Johnson & Johnson entity). In both indications, radiotherapy remains a cornerstone of care, offering a rational setting for the integration of a locally administered radioenhancer such as JNJ-1900 (NBTXR3).

In head and neck cancer, we announced a protocol amendment to global Phase 3 JNJ-1900 (NBTXR3) study in cisplatin-ineligible head and neck cancer (NANORAY-312) which eliminated the interim analysis and modified the final analysis with fewer events than originally planned.

In lung cancer, updated Phase 2 Part 1 data from the CONVERGE study of JNJ-1900 (NBTXR3) in unresectable Stage III NSCLC, were presented at ESTRO 2026 following the initial ELCC 2026 presentation. The data showed deepening responses over time, with an investigator-reported ORR of 85.7% (6/7) and a complete response rate of 57.1% (4/7), compared with an ORR of 71.4% (5/7) and no complete response at the earlier assessment. The treatment regimen continued to demonstrate an acceptable safety profile with no serious treatment-emergent adverse events, while the absence of disease progression and the depth of response observed compare favorably with the current standard of care, where complete responses remain uncommon (<5%).

Nanoprimer: data presented at AACR 2026
The Company presented new preclinical data demonstrating that pre-treatment with Nanoprimer followed by administration of LNP-delivered recombinant DNA (“LNP-DNA”) designed for anti-tumor immunotherapy showed increased systemic bioavailability, reduced hepatic toxicity, and reduced cGAS-STING related inflammation compared to LNP-DNA administered without the Nanoprimers.

Reinforcing financial position
Finally, the Company completed an oversubscribed follow-on offering in May 2026 for aggregate gross proceeds of €86.0 million, including issuance of pre-funded warrants to target the acceleration of the development of Company’s other platforms.

In addition, the Company announced its inclusion in the Euronext Tech Leaders segment and Euronext Tech Leaders Index, a Euronext flagship initiative dedicated to increasing the visibility and attractiveness of Europe’s leading and high-growth technology companies among international investors For Nanobiotix, inclusion in the Euronext Tech Leaders segment reflects the Company’s position at the intersection of nanotechnology, physics, and medicine, as it advances a portfolio of physics-based nanotherapeutic platforms designed to address significant unmet medical needs.

F-3

3. COMPANY ACTIVITY OVER THE SIX MONTHS ENDED JUNE 30, 2026

3.1. Revenue and other income

Revenue and other income for the six month period ended June 30, 2026 was €5.6 million, compared to €26.6 million for the six months ended June 30, 2025. Revenue recognized in 2025 was mainly driven by the contract modification of Janssen Agreement.

For the six month period ended June 30, 2026, the €3.6 million Total Revenue mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €0.3 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €0.3 million; (iii) and €3.1 million of ‘Other Sales’ related to clinical product supplies to Janssen.

For the six month period ended June 30, 2025, the Total Revenue reached €24.9 million, composed of:
•the line ‘Services’ includes (i) a one-off positive revenue of €21.2 million directly attributable to the contract modification impact occurred during the first half of 2025, that counterbalances the negative revenue impact recognized in fiscal year 2024 : the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the global license agreement, (ii) and other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen for €0.4 million.
•€3.4 million of ‘Other Sales’ related to clinical product supplies to Janssen for the six-month period ended June 30, 2025.

Total other income amounts to €1.9 million for the period ended June 30, 2026 as compared to €1.7 million for the period ended June 30, 2025, the €0.2 million increase mainly relating to the research tax credit amounting to €1.9 million for the period ended June 30, 2026, compared to €1.6 million for the period ended June 30, 2025, mainly due to the increase in R&D expenditures eligible to Research Tax Credit, with particularly higher subcontracting expenses as well as a slight increase in R&D eligible staff costs.

For further details, see Note 16 - Revenues and other income to the unaudited interim condensed consolidated financial statements included in this report.

The components of our revenue and other income of the Company are set forth in the table below:

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Services	575	21,522
Other sales	3,068	3,406
Total revenues	3,643	24,928
Research tax credit	1,903	1,616
Subsidies	3	67
Other	2	26
Total other income	1,908	1,710
Total revenues and other income	5,551	26,638
3.2 Operating Expenses

The operating expenses amounted to €23.5 million for the first half of 2026 compared to €25.8 million for the first half of 2025. The relative weight of R&D and SG&A expenses as percentage of total operating expenses changed and respectively reached 54% and 46% for the first half of 2026, compared to respectively 56% and 44%, for the first half of 2025.

During the first half of 2026, the €1.8 million favorable variance of R&D expenses is mainly due to a decrease of €2.6 million of purchases, sub-contracting and other expenses, consisting of a decrease on the clinical studies costs by €1.7 million due to the transfer of sponsorship of the 312 study to Janssen, to less patient recruitment on the studies 1100 and MDA during first half of 2026 compared to the same period in 2025, and of a decrease on raw material purchases by €0.7 million further to the transfer of the NBTXR3 production to Janssen, This favorable variance is slightly offset by €0.5 million of higher R&D employee share-based payments impact and by €0.4 million of depreciation booking on an historical prepayment following the transfer of sponsorship of the 312

During the first half of 2026, the €0.5 million favorable variance of SG&A expenses is mainly due to SG&A payroll costs decrease by €0.8 million mainly driven by the significant amount of social charges related to granted stock-option for €0.7 million and by one-time severance expenses further to resources reallocation occurred and having impacted the first half of 2025.

	For the six-month period ended		For the six-month period ended
(in thousands of euros)	June 30, 2026	Relative weight	June 30, 2025	Relative weight
R&D expenses	12,721	54%	14,529	56%
SG&A expenses	10,753	46%	11,294	44%
Other operating income and expenses	—	—%	7	—%
Total operating expenses	23,475	100%	25,829	100%

3.3 Net Results

The operating result is a loss of €17.9 million for the six-month period ended June 30, 2026 compared to an income of €0.8 million for the same period in 2025. Operating result comprises revenue and other income and operating expenses. (See section II Note 16 - Revenue and other income and Note 17 - Operating Expenses to the unaudited interim condensed consolidated financial statements included in this report).

The financial result is a loss of €16.3 million for the six-month period ended June 30, 2026 compared to a loss of €6.2 million for the same period in 2025. (See Section II Note 19 - Net financial income (loss) to the unaudited interim condensed consolidated financial statements included in this report). The €10.1 million unfavorable variance of financial result is mainly driven by the increase of interest costs to €14.5 million for the six month period ended June 30, 2026, compared to €4.2 million for the six month period ended June 30, 2025. Interest costs for the six month period ended June 30, 2026 mainly include interest costs on the Royalty financing agreement, which consists of fixed rate interest of €9.6 million.

The net loss for the six-month period ended June 30, 2026 amounts to €34.3 million compared to a net loss of €5.4 million for the same period in 2025.

4. FUTURE PROSPECTS

Nanobiotix is developing three nanoparticle-based therapy platforms. The first therapeutic candidate from the first platform, potential first-in-class radioenhancer JNJ-1900 (NBTXR3), is being developed and potentially commercialized by its global licensee J&J. Nanobiotix plans to leverage the sustainable revenue it expects to come from the development to the extent JNJ-1900 (NBTXR3) hits certain development and regulatory milestones, and from, if any, the commercialization of JNJ-1900 (NBTXR3) to further advance development of our Nanoprimer and Neurological disease platforms.

Nanobiotix Beyond the JNJ-1900 (NBTXR3) Collaboration

Nanobiotix plans to expand the impact of nanoparticle-based therapies in healthcare through continued development of its other platforms.

The “Nanoprimer” platform features nanoparticles designed with specific physico-chemical properties that allow temporary occupation of the liver cells responsible for therapeutic clearance. This mechanism is intended to increase the blood bioavailability and subsequent accumulation of therapeutics in the targeted tissues, potentially providing the opportunity to increase the efficacy or decrease the toxicity of intravenously-administered medicines.

The neurological disease platform is based on the principle that nanoparticle materials can interact with and influence neuronal networks through their electrical properties, potentially enabling the modulation of malfunctioning neuronal networks toward a “normal” state, for example, by reducing the neuronal hyperexcitability associated with neuropathic pain.

5. MAIN RISKS AND UNCERTAINTIES FOR THE REMAINING SIX MONTHS

The Company estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by management, which management believes to be reasonable, based on such data and its knowledge of such industry and market. In addition, while management believes the market opportunity information included in this semi-annual report is generally reliable and is based on reasonable assumptions, such data and Company’s activities involve risks and uncertainties that the Company may face in the remaining six months of the financial year.

These main risks and uncertainties for the remaining six months are identical to those presented in the Company’s Annual Report on Form 20-F under “Item 3.D Risk Factors” for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 31, 2026 and supplemented under the “Risk factors” section in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on May 20 2026 (copies available on the Company’s website (www.nanobiotix.com)).

6. TRANSACTIONS WITH RELATED PARTIES

Compensation of executive and supervisory board members has been implemented within this first half of 2026 according to applicable corporate governance law (See Section II Note 23 - Related Parties to the unaudited interim condensed consolidated financial statements included in this report) with no significant change compared to the terms during the financial year ended December 31, 2025.

Related-party transactions entered into during the financial year ended December 31, 2025 are mentioned in Note 24 - Related parties to the consolidated financial statements for the financial year ended December 31, 2025 and Note 23 - Related parties to the unaudited interim condensed consolidated financial statements included in this report.

7. LIQUIDITY AND CAPITAL RESOURCES

7.1 Introduction

During the six-month period ended June 30, 2026, our operations have focused on our organization needs, manufacturing, financing and compliance costs, business development and maintaining our intellectual property portfolio and conducting preclinical studies and clinical trials.

Since our inception, we have consistently generated negative operating cash flows and we have financed our operations and growth primarily through successive capital increases, debt issuances, collaboration and license agreements and payment of research tax credit (CIR) receivables.

Nanobiotix’ ordinary shares have been traded on the Euronext in Paris since September 10, 2012, and ADSs have traded on the Nasdaq Global Select Market in New York since December 20, 2020.

For more information about these financing agreements, please see Section II Note 13 - Financial Liabilities to the unaudited interim condensed consolidated financial statements included in this report.

7.2 Historical Changes in Cash Flows

The table below summarizes the cash inflows and outflows of the Company for the six months ended June 30, 2026 and 2025:

	For the six-month period ended
	June 30, 2026	June 30, 2025
Net cash flows from (used in) operating activities	(18,175)	(17,411)
Net cash flows from (used in) investing activities	(573)	(162)
Net cash flows from (used in) financing activities	76,493	(2,830)
Effect of exchange rates changes on cash	396	(515)
Net increase (decrease) in cash and cash equivalents	58,140	(20,919)

Cash Flows from / used in operating activities

Our net cash flows used in operating activities were €18.2 million for the six-month period ended June 30, 2026 compared to €17.4 million for the six-month period ended June 30, 2025. The relative stability in cash flows used in operating activities between the two periods, reflected in this -€0.8 million slight unfavorable variance is mainly driven by:
–cost savings on operating expenses due to full effect of the transfer of sponsorship of the 312 study to Janssen allowing to decrease R&D costs by €1.8 million and due to a good monitoring of SG&A costs allowing an additional €0.5 million savings between first half of 2026 and first half of 2025 (see Note 17 - Operating expenses to the unaudited interim condensed consolidated financial statements included in this report)
–fully offset by lower cash collection on other revenues from Janssen for -€1.0 million, higher payment of bonuses to employees for a global impact of -€1.1 million, and unfavorable working capital variance mostly on trade payables and accruals due to lower R&D activities between first half of 2026 and first half of 2025.

Cash Flows from / used in investing activities

Our net cash flows used in investing activities for the six months ended June 30, 2026 were €0.6 million mainly relating to acquisition of property, plant and equipment.

For the six months ended June 30, 2025, net cash flows used in investing activities amounted to €0.2 million also relating to acquisition of property, plant and equipment.

Cash Flows from / used in financing activities

Our net cash flows used in financing activities were €76.5 million for the six months ended June 30, 2026 as compared with €2.8 million for the six months ended June 30, 2025.

Net cash flows from financing activities for the six months ended June 30, 2026 were primarily attributable the closing on May 26, 2026, of the global offering (the “Global Offering”). The Company issued in aggregate 2,218,467 ordinary shares (including 225,373 Ordinary Shares in the form of American Depositary Shares (“ADSs”) and 33,805 Ordinary Shares in the form of Additional ADSs), and 345,099 pre-funded warrants, resulting in aggregate gross proceeds for the Company of approximately $100 million (corresponding to €86.1 million), before deducting underwriting commissions in respect of the Global Offering and estimated expenses related to the Global Offering.

Cash flows from financing activities were partially offset by loans reimbursement including interest for respectively €1.3 million to PGE, €3.8 million to EIB, €0.3 million to BPI and to payments related to lease liabilities €0.6 million.

Net cash flows used in financing activities for the six months ended June 30, 2025 were primarily attributable to loans reimbursement including interest for respectively €1.3 million to PGE, €0.2 million to EIB, €0.7 million to BPI and to payments related to lease liabilities €0.6 million.

7.3 Repayable advances, loans and lease liabilities

Repayable advances, loans and lease liabilities of the Company are displayed in Section II Note 13 - Financial liabilities to the unaudited interim condensed consolidated financial statements included in this report.

7.4 Operating Capital Requirements

We expect our future cash operating expenses will remain relatively stable in the near future. However, we will continue to incur expenses to meet our commitments to complete our clinical trial and to maintain the funding of clinical trial based on existing partnerships. We believe we will need additional funding to pursue preclinical and clinical activities for obtaining, directly or through further collaboration agreement, regulatory marketing approval for commercialization of our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates (including through milestone and royalty payments), if ever, we expect to finance our operating activities through a combination of equity offerings, debt and other non-dilutive financings, research tax credits and other government subsidies, capital allocation optimization in priority development pathways, and potential upfront fees and milestone payments under third-party collaborations. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional funding in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates. If we raise additional funds through both dilutive or non-dilutive financing, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

However, the Company’s current level of cash and cash equivalents (€110.9 million as of June 30, 2026) are expected to be sufficient to meet our projected financial obligations and fund our operations beyond the next twelve months from the date of this interim report.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the 2025 Universal Registration Document, and in Part I, “Item 3.D—Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 as supplemented by the prospectus filed on May 2026. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials;
•the monitoring of capital allocation and incurred costs;
•the number of potential new product candidates we identify and decide to develop, including through the development of our Nanoprimer and Neurological disease platforms;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates; and
•the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED FINANCIAL POSITION
(Amounts in thousands of euros)

		As of
	Notes	June 30, 2026	December 31, 2025
ASSETS
Non-current assets
Intangible assets	5	7	10
Property, plant and equipment	6	4,409	4,566
Non-current financial assets	7	434	434
Total non-current assets		4,850	5,010
Current assets
Trade receivables	8.1	1,933	2,136
Other current assets	8.2	10,658	7,863
Cash and cash equivalents	9	110,891	52,750
Total current assets		123,481	62,750
TOTAL ASSETS		128,331	67,760

		As of
	Notes	June 30, 2026	December 31, 2025
LIABILITIES AND SHAREHOLDER’S EQUITY
Shareholders’ equity
Share capital	10.1	1,525	1,452
Premiums related to share capital	10.1	396,867	314,399
Accumulated other comprehensive income		715	693
Treasury shares		(228)	(228)
Reserve		(397,973)	(376,838)
Net loss for the period		(34,288)	(23,961)
Total shareholders’ equity		(33,382)	(84,483)
Non-current liabilities
Non-current provisions	11	556	507
Non-current financial liabilities	13	74,546	91,010
Non-current refund liabilities	14.4	678	3,218
Total non-current liabilities		75,780	94,735
Current liabilities
Current provisions	12	60	118
Current financial liabilities	13	32,065	4,309
Trade payables and other payables	14.1	8,769	9,121
Other current liabilities	14.2	5,569	7,430
Deferred income	14.3	—	45
Current refund liabilities	14.4	3,298	313
Current contract liabilities	14.3	36,172	36,172
Total current liabilities		85,933	57,507
Total liabilities		161,713	152,242
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,331	67,760

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
(Amounts in thousands of euros, except per share numbers)

		For the six-month period ended
	Notes	June 30, 2026	June 30, 2025
Revenues and other income
Revenues	16	3,643	24,928
Other income	16	1,908	1,710
Total revenues and other income		5,551	26,638
Research and development expenses	17.1	(12,721)	(14,529)
Selling, general and administrative expenses	17.2	(10,753)	(11,294)
Other operating income and expenses	17.5	—	(7)
Total operating expenses		(23,475)	(25,829)
Operating income (loss)		(17,924)	808
Financial income	19	1,112	645
Financial expenses	19	(17,460)	(6,831)
Financial income (loss)		(16,347)	(6,186)
Income tax		(16)	(6)
Net loss for the period		(34,288)	(5,383)
Basic loss per share (euros/share)	21	(0.70)	(0.11)
Diluted loss per share (euros/share)	21	(0.70)	(0.11)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE LOSS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2026	June 30, 2025
Net loss for the period		(34,288)	(5,383)
Actuarial gains and losses on retirement benefit obligations (IAS 19)	11	—	—
Cash Flow Hedge		2	—
Tax impact		—	—
Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)		2	—
Currency translation adjustment		20	(26)
Tax impact		—	—
Other comprehensive income (loss) that may be reclassified subsequently to income (loss)		20	(26)
Total other comprehensive income (loss)		22	(26)
Total comprehensive income (loss)		(34,266)	(5,409)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENT OF CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of euros, except number of shares)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2025		48,410,068	1,452	314,399	693	(228)	(376,838)	(23,961)	(84,483)
Net loss for the period		—	—	—		—	—	(34,288)	(34,288)
Currency translation adjustments		—	—	—	20	—	—	—	20
Actuarial gains and losses (IAS 19) & Cash Flow Hedge		—	—	—	2	—	—	—	2
Total comprehensive loss		—	—	—	22	—	—	(34,288)	(34,266)
Allocation of prior period loss		—	—	—		—	(23,961)	23,961	—
Capital increase	10.1	2,415,614	72	70,883	—	—	—	—	70,955
Subscription of warrants / Grant of free shares	10.1	—	—	11,585			49		11,635
Share based payment	18						2,777		2,777
As of June 30, 2026		50,825,682	1,525	396,867	715	(228)	(397,973)	(34,288)	(33,382)

		Share capital Ordinary shares
	Notes	Number of shares	Amount	Premiums related to share capital	Accumulated other comprehensive income (loss)	Treasury shares	Reserve	Net loss for the period	Total shareholders’ equity
As of December 31, 2024		47,426,851	1,423	312,743	712	(228)	(312,221)	(68,132)	(65,704)
Net loss for the period		—	—	—	—	—	—	(5,383)	(5,383)
Currency translation adjustments		—	—	—	(26)	—	—	—	(26)
Actuarial gains and losses (IAS 19)		—	—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	(26)	—	—	(5,383)	(5,409)
Allocation of prior period loss		—	—	—	—	—	(68,132)	68,132	—
Capital increase		809,820	24	—	—	—	(24)	—	—
Subscription of warrants		—	—		—	—	—	—	—
Share based payment	18	—	—	—	—	—	2,161	—	2,161
As of June 30, 2025		48,236,671	1,447	312,743	686	(228)	(378,217)	(5,383)	(68,952)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

INTERIM CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands of euros)

		For the six-month period ended
	Notes	June 30, 2026	June 30, 2025
Cash flows used in operating activities
Net loss for the period		(34,288)	(5,383)
Elimination of other non-cash, non-operating income and expenses
Depreciation and amortization		787	800
Provisions	17	(9)	(231)
Expenses related to share-based payments		2,777	2,161
Cost of net debt	19	13,995	842
Income tax expense		16	6
Impact of discounting financial liabilities and amortized cost		1,759	2,365
Other non cash income and expenses		1,161	392
Impact of the Janssen amendment on profit or loss		—	(19,823)
Cash flows used in operations, before tax and changes in working capital		(13,801)	(18,873)
Tax paid		4	(205)
Cash flow from operating activities after tax and before change in working capital requirement		(13,797)	(19,077)
(Increase) / Decrease in trade receivables		204	(1,365)
Receipt of research tax credit receivable	8.2	—	124
(Increase) / Decrease in other receivables	8.2	(2,700)	(620)
Increase / (Decrease) in trade and other payables	14.1	(359)	1,293
Increase / (Decrease) in other current liabilities	14.2	(1,925)	(260)
Increase / (Decrease) in deferred income and contract liabilities	14.3	(45)	(11)
Increase / (Decrease) in refund liabilities[1]	14.4	446	2,504
Changes in operating working capital		(4,379)	1,666
Cash flows used in operating activities		(18,175)	(17,411)
Cash flows from (used in) investing activities
Acquisitions of intangible assets		—	(8)
Acquisitions of property, plant and equipment	6	(627)	(150)
Disposal of property, plant and equipment	6	53	—
(Increase) / Decrease in non-current financial assets	7	—	(3)
Net cash flows from (used in) investing activities		(573)	(162)
Capital increases	10.1	76,954	—
Pre-funded warrants	10.1	11,585	—
Transaction costs	10.1	(6,046)	—
Loans repayments	13.0	(1,545)	(1,926)
Payment of lease liabilities	13.0	(600)	(568)
Interest paid	13.0	(3,855)	(336)
Net cash flows from (used in) financing activities		76,493	(2,830)
Effect of exchange rates changes on cash		396	(515)
Net increase (decrease) in cash and cash equivalents		58,140	(20,919)
Net cash and cash equivalents at beginning of period		52,750	49,737
Net cash and cash equivalents at end of period		110,891	28,818
The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.
1 From year 2026 onwards, cash flows related to refund liabilities is presented on a separate line (€0.4 million at June 30, 2026 and €2.5 million at June 30, 2025). These flows were previously included in the line "Increase / Decrease in trade receivables".

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2026

1. Company information

Nanobiotix, a société anonyme registered with the Paris registry of trade and companies under number 447 521 600 and having its registered office at 60 rue de Wattignies, 75012, Paris (“Nanobiotix” or the “Company” and, with its subsidiaries, the “Group”), is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has a subsidiary in Cambridge, Massachusetts (United States). The Group has been listed on Euronext Paris under the ticker symbol “NANO” since 2012 (ISIN: FR0011341205, Bloomberg Code: NANO:FP) and on the Nasdaq Global Select Market in the United States under the ticker symbol “NBTX” since December 2020.

The Group is the owner of more than 30 umbrella patent associated with three nanotechnology platforms: 1) Nanoradioenhancer platform, designed to increase the tumor-killing effect of radiotherapy without increasing the dose in surrounding healthy tissues; 2) Nanoprimer platform, designed to unleash the potential of innovative systemic therapeutic classes by enabling effective extrahepatic delivery; and 3) Neurological disease platform, designed to overcome the symptoms of debilitating neurological conditions by re-wiring the brain.

The Company’s efforts are concentrated on supporting Johnson & Johnson (J&J) in the advancement of JNJ-1900 (NBTXR3), the first product candidate of the Nanoradioenhancer platform and developing its new platforms.

Significant events of the period

May 2026 Global Offering
On May 26, 2026, the Company announced the closing of its global offering (the “Global Offering”), including in respect of the earlier total exercise by the underwriters of their option (the “Option”) to purchase additional new ordinary shares in the form of additional American Depositary Shares (the “Additional ADSs”).

Following the full exercise of the Option, the total number of ordinary shares (each an “Ordinary Share”), of the Company and pre-funded warrants to subscribe for one Ordinary Share each (the “PFW”) issued in the Global Offering amounts to 2,218,467 Ordinary Shares, including 225,373 Ordinary Shares in the form of American Depositary Shares (“ADSs”) and 33,805 Ordinary Shares in the form of Additional ADSs, and 345,099 PFW, resulting in aggregate gross proceeds for the Company of approximately $100 million (corresponding to €86.1 million), before deducting underwriting commissions in respect of the Global Offering and transaction fees related to the Global Offering. The net proceeds of the Global Offering amounts to €80.1 million.

The subscription price of €33.60 per Ordinary Share, corresponding to the offering price of $38.98 per ADS based on an exchange rate of €1.00 = $1.16 as published by the European Central Bank on May 20, 2026, is equal to the volume weighted average price of the Ordinary Shares on the regulated market of Euronext in Paris over the last three trading sessions preceding the pricing of the Global Offering (i.e. May 18, May 19 and May 20, 2026), less a discount of 14.92% and has been determined by the Company pursuant to the 29th resolution of the Company’s combined shareholders’ meeting held on May 19, 2025. The subscription price of each PFW is equal to the subscription price per Ordinary Share issued in the Global Offering minus their nominal value of €0.03 per Ordinary Share.

The Company intends to use the net proceeds from the Global Offering, including the net proceeds from the sale of the Additional ADSs, as follows:

•less than 10% to support the development and advancement of JNJ-1900 (NBTXR3);
•between 50-60% to advance its Nanoprimer and other platforms; and
•between 30-40% for general corporate purposes.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds received upon the completion of Global Offering (including the Additional ADSs) or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

For further details, see Note 10 – Share Capital.

2. General information, statement of compliance and basis of presentation

The unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the six-month period ended June 30, 2026 were prepared under the supervision of the management of the Company and were submitted by the Executive Board to the review of the Supervisory Board.

All amounts in the unaudited interim condensed consolidated financial statements are presented in thousands of euros, unless stated otherwise. Some figures have been rounded. Accordingly, the totals in some tables may not be the exact sums of component items.

The unaudited interim condensed consolidated financial statements of the Company have been prepared in compliance with IAS 34 – “Interim Financial Reporting” which provides for the presentation of selected explanatory notes. As they are unaudited interim condensed consolidated financial statements, the accompanying notes do not contain all the disclosures required for annual consolidated financial statements and should therefore be read in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS ® Accounting Standards, as of and for the year ended December 31, 2025.

The preparation of the unaudited interim condensed consolidated financial statements in accordance with IAS 34 – “Interim Financial Reporting” requires the use of estimates and assumptions that affect the amounts and information disclosed in the condensed consolidated financial statements. See Note 3.2 – Use of judgement, estimates and assumptions.

The accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026 are identical to those used for the year ended December 31, 2025 except for the standards listed below that required adoption in 2026.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2026

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2026 in the European Union primarily concern:
■Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments
■Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity
■Annual Improvements to IFRS Accounting Standards and amendments to:
■IFRS 1 First-time Adoption of International Financial Reporting Standards;
■IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
■IFRS 9 Financial Instruments;
■IFRS 10 Consolidated Financial Statements; and
■IAS 7 Statement of Cash flows.

These amendments had no material impact on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable are:
■Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – as of January 1, 2027;
■Amendments to IAS 28 Investments in Associates and Joint Ventures – as of January 1, 2027;
■New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027;
■The Company is continuing to assess the potential impacts of adopting IFRS 18. At this stage, it does not expect the application of this new standard to have a significant impact on its financial statements;
■New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures– as of January 1, 2027;
■New standard – IFRS 20 Regulatory Assets and Regulatory Liabilities – as of January 1, 2029.

The Company is currently assessing the applicability and impact of these new standards, interpretations and amendments.

Seasonality of the Company’s activities

According to IAS 34 – “Interim Financial Reporting”, an entity whose business is highly seasonal should present financial information for the twelve months up to the end of the interim period and additional comparative information for the prior twelve-month period in the interim condensed consolidated financial statements in order to provide a better understanding and comparison of its interim consolidated financial statements.

As mentioned in Note 16 – Revenue and other income, as most of the income from the Company is generated by ongoing contracts that primarily depend on performance obligations not correlated to seasonal trends, it is considered that the Company activities are not seasonal.

Therefore, the following unaudited interim condensed consolidated financial statements and corresponding notes will not include comparative information other than that mentioned in IAS 34.20.

Going Concern

The Company has prepared its consolidated financial statements assuming that it will continue as a going concern.

From inception, the Company has financed its growth through successive capital increases, debt, collaboration and license agreements and collection of research tax credit (CIR) receivables. The Company continues to pursue its research and development activities.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it is developing, which necessitates a research and development phase spanning multiple years. The Company does not expect to generate revenue from product sales in the near future. Therefore, the Company cannot assure that it will ever be profitable or generate positive cash flow from operating activities.

Furthermore, the Company may face unforeseen challenges, complications, development delays, and other unknown factors that may incur additional expenses.

As of June 30, 2026 the Company has a cash and cash equivalents closing balance of €110.9 million consisting of cash and short-term bank deposits that are liquid and easily convertible within 3 months without penalty or risk of change in value (see Note 9 – Cash and cash equivalents).

Based on the Company’s cash and cash equivalent balance at June 30, 2026, the Company projects that it has sufficient liquidity to meet its obligations as they become due in the normal course of business for at least the next 12 months from the authorization date of these financial statements. Accordingly, Management has determined there is no substantial doubt regarding the Company's ability to continue as a going concern.

3. Consolidation principles and methods

3.1 BASIS OF CONSOLIDATION

Consolidated entities

As of June 30, 2026, the consolidation scope is comprised of the parent entity (Nanobiotix S.A.) which has one wholly owned subsidiary and one trust:
•Nanobiotix Corp., incorporated in the State of Delaware in September 2014 and located in the USA,
•A management trust established in December 2025 as part of the royalty financing agreement (See Note 4.6. - Royalty Financing Agreement to the consolidated financial statements as of and for the year ended December 31, 2025).

Nanobiotix Germany GmbH, created in October 2017 and located in Germany, a subsidiary fully owned by the Company, has been liquidated in April 2026.

Accordingly, the unaudited interim condensed consolidated financial statements for the six-month period ended as of June 30, 2026 include the operations of each of these subsidiaries.

Foreign currency transactions

The unaudited interim condensed consolidated financial statements are presented in thousands of euros, which is the Group’s presentation currency and the functional currency of the parent company, Nanobiotix S.A.

The financial statements of consolidated foreign subsidiaries whose functional currency is not the euro are translated into euros for statement of financial position items at the closing exchange rate for the statement of financial position, whereas, items of the statement of operations, statement of comprehensive loss and statement of cash flow are converted at the average exchange rate for the period presented, except where this method cannot be applied due to significant exchange rate fluctuations during the applicable period.

The dollar-to-euro exchange rate used in the unaudited interim condensed consolidated financial statements to convert the financial statements of the U.S Subsidiary were (source: Banque de France):
•a closing rate of $1.1394 as of June 30, 2026 and an average rate of $1.1670 for the six-month period ended June 30, 2026;
•a closing rate of $1.1720 as of June 30, 2025 and an average rate of $1.1293 for the six-month period ended June 30, 2025 .
•a closing rate of $1.1750 as of December 31, 2025 and an average rate of $1.1293 for the year ended December 31, 2025.

The resulting currency translation adjustments are recorded in other comprehensive income (loss) as a cumulative currency translation adjustment.

3.2. USE OF JUDGEMENT, ESTIMATES AND ASSUMPTIONS

The preparation of unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of estimates and assumptions that affect the amounts and information disclosed in the financial statements. The estimates and judgments used by management are based on historical information and on other factors, including expectations about future events considered to be reasonable given the circumstances. These estimates may be revised where the circumstances on which they are based change.

Consequently, actual results may vary significantly from these estimates under different assumptions or conditions. A sensitivity analysis may be presented if the results differ materially based on the application of different assumptions or conditions. The main items affected by the use of estimates are share-based payments, deferred tax assets, clinical trials accruals, revenue recognition and the measurement of financial instruments (fair value and amortized costs).

Measurement of share-based payments

The Company measures the fair value of stock options (OSA), founders’ warrants (BSPCE), warrants (BSA) and free shares (AGA) granted to employees, members of the Supervisory Board and consultants based on actuarial models. These actuarial models require that the Company use certain calculation assumptions with respect to characteristics of the grants (e.g., option vesting terms) and market data (e.g., to determine expected share volatility) (See Note 18 – Share-based payments).

Deferred tax assets

Deferred taxes are recognized for temporary differences arising from the difference between the tax basis and the accounting basis of the Company’s assets and liabilities that appear in its financial statements. The primary source of deferred tax assets are related to the tax losses that can be carried forward or backward, depending on the jurisdiction. Enacted or substantively enacted tax rates are used to measure deferred taxes.

The deferred tax assets are recorded in the accounts only to the extent that it is probable that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow sufficiently reliable income projections to be made, the Company has not recognized deferred tax assets in relation to tax loss carryforwards in the interim condensed statements of consolidated financial position.

Clinical trial accruals

Clinical trial expenses, although not yet billed in full, are estimated quarterly for each study and a provision is recognized accordingly.

(See Note 14.1 – Trade and other payables for information regarding the clinical trial accruals as of June 30, 2026 and December 31, 2025).

Going Concern

Management assesses the Company's ability to continue as a going concern at each reporting date, using all quantitative and qualitative information available. This assessment, by its nature, relies on estimates of future cash flows and other future events whose subsequent changes could materially impact the validity of such an assessment. See Note 2 - General Information, Statement of Compliance and Basis of Presentation).

Revenue recognition

In order to determine the amount and timing of revenue under the contract with customers, the Company is required to use significant judgments, mainly with respect to identifying performance obligations of the Company, determining the stand alone selling price of the performance obligations, the transaction price allocation and the timing of satisfaction of support services provided to customers.

Determining the distinctiveness of performance obligations — A promised good or service will need to be recognized separately in revenue if it is distinct as defined in IFRS 15. In determining whether the performance obligation is separate, the Company analyses if (i) the good or service is distinct in absolute terms, i.e. it can be useful to the customer, either on its own or in combination with resources that the customer can obtain separately; and if (ii) the good or service is distinct in the context of the contract, i.e. it can be identified separately from the other goods and services in the contract because there is not a high degree of interdependence or integration between this element and the other goods or services promised in the contract. If either of these two conditions is not met, the good or service is not distinct, and the Company must group it with other promised goods or services until it becomes a distinct group of goods or services.

Allocation of transaction price to performance obligations — A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation in proportion to our best estimate of the standalone selling price of each distinct good or service in the contract.

Variable consideration — Due to the nature of the work required to be performed on many of the Company’s performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the collaboration and license agreements to contain variable consideration that can increase the transaction price. Variability in the transaction price arises primarily due to milestone payments obtained following the achievement of specific milestones (e.g., scientific results or regulatory or commercial approvals). The Company includes the related amounts in the estimated transaction price as soon as it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The effect of the increase of the transaction price due to milestones payments is recognized as an adjustment to revenue on a cumulative catch‑up basis.

Revenue recognized over time and input method — Some of the Company’s performance obligations are satisfied over time as work progresses, thus revenue is recognized over time, using an input measure of progress as it best depicts the transfer of control to the customers.

Contract modification — The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. The effect that the contract modification has on the transaction price, and on the entity's measure of progress towards complete satisfaction of the performance obligation, is recognized as an adjustment to revenue at the date of the contract modification (i.e. on a cumulative catch-up basis). The Company is required to use significant judgments with respect to identifying and determining the amended standalone selling price of the performance obligations, the transaction price allocation and the adjusted timing of satisfaction of the remaining services provided to customers.

See Note 16 – Revenues and other income for additional detail regarding the Company’s accounting policies and specific judgments taken with regards to revenue recognition, and for its additional sources of revenue and other income.

Measurement of financial assets and liabilities

Under the Royalty Financing Agreement, the Company is the issuer of the bonds and incurs an obligation to settle the bonds in cash with HCRx being the subscriber; consequently, this transaction is recognized as a financial liability in accordance with IAS 32. In order to determine the appropriate accounting treatment, the Company conducted a comprehensive analysis in accordance with IFRS 9. The contract’s cash flows are indexed to non-financial variables specific to a party – specifically, the Company’s revenues derived from: (i) royalties (ii) regulatory milestones and (iii) commercial milestones. Therefore, the Company has elected to consider that contracts dependent on a non-financial variable specific to a party are excluded from the IFRS 9 definition of a derivative. As such, the financial liability arising from Royalty Financing does not meet the definition of a derivative, nor does it contain any embedded derivative to be bifurcated or that is not closely related to the instrument.

The EIB Loan and Royalty Financing Agreement are classified as financial liabilities in accordance with IFRS 9, initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The measurement of the Company’s financial liabilities arising from the EIB loan and the Royalty Financing requires the use of significant management judgment and estimates, due to the presence of variable and contingent cash flows indexed to future royalty streams, commercial and regulatory milestones.

At inception recognition, these instruments were measured at fair value (equal to the transaction price), which required management to estimate future cash flows and determine an appropriate discount rate reflecting the Company’s credit risk and the specific uncertainties related to the timing and amount of royalty‑based and milestones payments. In particular, expected royalty-based and milestone payments were estimated based on sales forecasts of JNJ‑1900 (NBTXR3), taking into account key operational assumptions such as anticipated market launch dates, nature of clinical development, growth trajectories and market penetration rates by geography. These assumptions reflect the best estimate of the Management, at each closing date, regarding future loan repayment expectations as per contractual terms.

Subsequent to initial recognition, both the EIB loan and the Royalty Financing are measured at amortized cost using the effective interest rate method. At each reporting date, the Company updates its best estimate of future cash flows based on revised assumptions including unadjusted sales forecasts and contractual terms. Any modification of estimated cash flows that does not result in derecognition is accounted for by recalculating the gross carrying amount of the liability using the original effective interest rate, with the resulting adjustment recognized in profit or loss.

In addition, for disclosure purposes, the fair value of the EIB loan and the Royalty Financing Agreement are reassessed at each reporting date using the same valuation methodology as at inception.

The Royalty Financing Agreement, which is denominated in U.S. dollars, is remeasured at each reporting date using the closing exchange rate in accordance with IAS 21. Actual outcomes may differ from these estimates, and changes in assumptions could result in a material adjustment to the carrying amounts of these financial liabilities in future periods to be recognized in profit or loss.

See Note 13.1 - Financial liabilities for more details.

4. Significant transactions

The significant transactions are those described in the consolidated financial statements prepared in accordance with IFRS ® Accounting Standards for the year ended December 31, 2025, except regarding the Global Offering which was closed on May 26, 2026 and described in Note 1 - Company Information and Note 10 - Share Capital.

5. Intangible assets

The change in intangible assets breaks down as follows:

(in thousands of euros)	As of December 31, 2025	Increases	Decreases	Transfer	As of June 30, 2026
Patents	72	—	—	—	72
Software	669	—	—	—	669
Gross book value of intangible assets	742	—	—	—	742
Patents	(66)	—	—	—	(66)
Software	(666)	(2)	—	—	(668)
Accumulated depreciation of intangible assets (1)	(732)	(3)	—	—	(734)
Net book value of intangible assets	10	(3)	—	—	7
(1)Expenses for the period are detailed in Note 17.4 Depreciation, amortization and provisions expenses

No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

6. Property, plant and equipment

The change in property, plant and equipment is as follows:

(in thousands of euros)	As of December 31, 2025	Increases	Decreases	Other movements & transfer.	Currency translation	As of June 30, 2026
Fixtures, fittings and installations	3,485	8	—	—	—	3,493
Right of use – Buildings	9,067	—	—	—	—	9,067
Technical equipment	2,589	2	—	34	—	2,625
Office and IT equipment	1,225	12	—	19	1	1,258
Tangible assets in progress	245	590	—	(53)	—	782
Prepayments on tangible assets	396	15	—	—	—	411
Gross book value of tangible assets	17,007	627	—	—	1	17,635
Fixtures, fittings and installations	(2,830)	(111)	—	—	—	(2,941)
Right of use – Buildings	(6,505)	(543)	—	—	—	(7,048)
Technical equipment	(2,091)	(67)	—	—	—	(2,157)
Office and IT equipment	(1,015)	(63)	—	—	(1)	(1,079)
Accumulated depreciation of tangible assets(1)	(12,441)	(784)	—	—	(1)	(13,226)
Net book value of tangible assets	4,566	(158)	—	—	—	4,409
(1)Expenses for the period are detailed in Note 17.4 Depreciation, amortization and provisions expenses
No impairment losses were recognized in application of IAS 36 - Impairment of Assets in the period presented.

7. Non-current financial assets

The change in non-current financial assets breaks down as follows:

(in thousands of euros)	Rights Placed in Trust	Security deposits paid	Total
Net book value as of Net book value as of December 31, 2025	24	409	434
Additions	—	—	—
Decreases	—	—	—
Reclassification	—	—	—
Currency translation adjustments	—	—	—
Net book value as of Net book value as of June 30, 2026	24	409	434

8. Trade receivables and other current assets

8.1 TRADE RECEIVABLES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Trade receivables	1,933	2,136
Trade receivables	1,933	2,136
As of June 30, 2026, trade receivables balance mainly relates to Janssen revenue not yet collected, which is comprised of product supplies for 1.5 million.

8.2 OTHER CURRENT ASSETS

Other current assets break down as follows:

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Research tax credit receivable	4,950	3,038
VAT receivable	1,265	1,080
Prepaid expenses	3,221	2,318
Other receivables	1,221	1,426
Other current assets	10,658	7,863

As of June 30, 2026, €3.2 million prepaid expenses mainly relate to:

(i) €2.1 million related to invoices received for third party services beyond the current closing period, mainly related to IT, insurance and other invoices related to annual administrative contracts as compared to €1.2 million as of December 31, 2025 ;
(ii) €1.1 million research agreements with MD Anderson unchanged compared to December 31, 2025 ; and
(iii) €46 thousand related to purchases of clinical product not yet consumed as of closing date unchanged compared to December 31, 2025.

Other receivables decreased by €0.2 million to €1.2 million as of June 30, 2026, from €1.4 million as of December 31, 2025. This decrease was primarily driven by the recognition of €0.6 million impairment of current assets as of June 30, 2026, compared to no impairment recorded as of December 31, 2025.
This decrease was partially offset by a €0.3 million increase in supplier debit balances, which amounted to €1.6 million as of June 30, 2026, compared to €1.3 million as of December 31, 2025. These balances mainly relate to payments made to suppliers prior to the receipt of the related invoices. In addition, receivables from shareholders related to unpaid subscribed capital increased by €0.1 million to €0.2 million as of June 30, 2026, from €0.1 million as of December 31, 2025.

Research tax credit

The Company is eligible for the Research Tax Credit - CIR (Crédit d’Impôt Recherche) issued by the French and U.S. tax authorities.

The change in research tax credit receivables breaks down as follows:

(in thousands of euros)
Receivable as of December 31, 2025	3,038
2026 research tax credit – Nanobiotix SA	1,761
2026 research tax credit – Nanobiotix Corp	151
Receivable as of June 30, 2026	4,950
(1) See Note 16 - Revenue and other income.

9. Cash and cash equivalents

Cash and cash equivalent break down as follows:

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Cash and bank accounts	16,984	810
Short-term bank deposits	93,907	51,940
Net cash and cash equivalents	110,891	52,750

As of June 30, 2026, net cash and cash equivalents increased by €58.1 million as compared to December 31, 2025.

The short-term bank deposits correspond exclusively to term deposit transactions that are readily available and considered liquid.

10. Share Capital

10.1 CAPITAL ISSUED

Detail of share capital transactions

(in thousands or number of shares)	Nature of transaction	Share Capital	Premiums related to share capital	Number of shares
December 31, 2025		1,452	314,399	48,410,068
March 31, 2026	Capital increase (OSA & BSPCE)	3	1,539	107,562
May 5, 2026	Capital increase (OSA)	—	6	1,113
May 26, 2026	Capital increase (Issuance of new shares ADS)	67	74,449	2,218,467
May 26, 2026	Capital increase (Issuance of new shares PFW)	—	11,585	—
May 26, 2026	Capital increase (transaction costs)	—	(6,046)	—
May 31, 2026	Capital increase (OSA & BSPCE)	2	761	70,693
June 8, 2026	Free Shares attributions (AGA 2026)	—	(50)	—
June 30, 2026	Capital increase (OSA)	1	224	17,779
June 30, 2026		1,525	396,867	50,825,682

As of June 30, 2026, the share capital was €1,525 thousand divided into 50,825,682 fully paid up ordinary shares, each with a par value of €0.03.

On May 26, 2026, the Company completed the Global Offering (see Note 1 – Company Information), issuing 2,218,467 ordinary shares, including shares in the form of ADSs, and 345,099 PFWs, for aggregate gross proceeds of €86.1 million before transaction costs. Each PFW was issued at a subscription price of €33.57 and entitles its holder to subscribe for one ordinary share at an exercise price of €0.03 per share.

The Company concluded that the PFWs qualify as equity instruments under IAS 32 as they contain no contractual obligation to deliver cash or another financial asset and are settled through the issuance of a fixed number of the Company's own ordinary shares. Anti-dilution provisions do not affect this conclusion as they are linked to specific corporate actions within the Company's control. Accordingly, proceeds from the issuance of the PFWs were recognized directly in equity and are not subsequently remeasured.

Allocation of prior period (loss)

The negative net result for the year 2025 of €24.0 million has been fully allocated to reserves.

10.2 FOUNDER’S WARRANTS, WARRANTS, STOCK OPTIONS AND FREE SHARES

As of June 30, 2026, there are four different types of securities and other valid instruments entitling their holders to a stake in the Company's share capital: warrant (bons de souscription d’actions or BSA), founders’ warrant (bons de souscription de parts de créateur d’entreprise or BSPCE), stock option (options de souscription ou d’achat d’actions or OSA) and free shares (attributions gratuites d’actions or AGA).

Stock options

No stock options were granted in the first half of 2026.

Free Shares

At a meeting on June 8, 2026, the Executive Board, acting pursuant to the authorization granted by Company’s shareholders’ meeting on May 19, 2025, granted 1,663,202 free shares (AGA 2026-P), each with a par value of €0.03 to employees of the Group and members of the Executive Board. Such free shares will be subject to a one-year holding period starting at the end of the two-year acquisition period, i.e. starting on June 8, 2028. Such free shares are governed by the 2026 free share plan adopted by the Executive Board on June 8, 2026.

Furthermore, the issuance at the end of the two-year acquisition period vesting of shares from allocated free shares to each concerned employees and to members of the Executive Board is conditioned upon both the achievement of 4 of the 7 business performance conditions not contingent to stock market criteria and the compliance with the presence condition.The achievement of these conditions must be acknowledged by the Executive Board, with the prior approval of the Supervisory Board, before this two-year acquisition period starting on June 8, 2026.

As of June 30, 2026, the assumptions related to the estimated vesting of the founders’ warrants, the warrants, performance stock options and free shares have been updated (See Note 18 Share-based payments).

11. Retirement Obligations

(in thousands of euros)	As of December 31, 2025	Increases	Decreases(1)	Currency translation	As of June 30, 2026
Lump-sum retirement benefits	507	49	—	—	556
Total Non-current provisions	507	49	—	—	556

The assumptions used to measure lump-sum retirement benefits as of June 30, 2026 remain unchanged from the assumptions used as of December 31, 2025. See Note 11 - Retirement Obligations to the consolidated financial statements as of and for the period ended December 31, 2025.

12. Provisions

(in thousands of euros)	As of December 31, 2025	Increases	Decreases(1)	Currency translation adjustments	As of June 30, 2026
Provisions for disputes	90	10	(40)	—	60
Provisions for charges	28	—	(28)	—	—
Total Current provisions	118	10	(68)	—	60
(1)See Note 17.4 Depreciation, amortization and provision expenses for the nature of these decreases
Provisions for disputes exclusively include ongoing employee disputes.

    13. Financial liabilities

13.1 DETAILS OF FINANCIAL LIABILITIES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Lease liabilities – Short term	1,232	1,210
Repayable BPI loans advances – Short term	573	804
PGE Loans*	314	1,571
EIB loan – Short term	765	725
Royalty Financing - Short term	29,182	—
Total current financial liabilities	32,065	4,309
Lease liabilities – Long term	1,267	1,889
Repayable BPI loan advances – Long term	100	136
EIB loan – Long term	49,958	47,717
Royalty Financing - Long term	23,222	41,269
Total non-current financial liabilities	74,546	91,010
Total financial liabilities	106,611	95,320
(*)”PGE”or in French “Prêts garantis par l’Etat” are state-guaranteed loans

The table below shows the detail of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

(in thousands of euros)	Lease Liabilities	Repayable BPI Loan Advances		PGE Loans		EIB Loan	Royalty Financing	Total
		Bpifrance advance	Bpifrance advance	HSBC “PGE”	Bpifrance “PGE”
As of December 31, 2025	3,099	707	232	630	941	48,442	41,269	95,320
Principal received / New lease contracts	—	—	—	—	—	—	—	—
Decrease in loans and conditional advances	—	(242)	(50)	(628)	(617)	—	—	(1,537)
Interest paid	(47)	—	—		(8)	(3,789)	—	(3,844)
Payment of lease liabilities	(600)	—	—	—	—	—	—	(600)
Cash flows from financing activities	(647)	(242)	(50)	(628)	(625)	(3,789)	—	(5,981)
Indexation effect on current lease commitment	—	—	—	—	—	—	—	—
Impact of discounting and catch-up	(20)	12	18	(1)	5	1,160	—	1,174
Cumulative fixed interest expense accrual	67	(5)	—	—	(8)	773	9,599	10,425
Cumulative variable interest expense accrual	—	—	—	—	—	4,138	—	4,138
Foreign exchange (gain) loss	—	—	—	—	—	—	1,536	1,536
Non-cash from financing activities	47	7	18	(1)	(3)	6,070	11,135	17,272
As of June 30, 2026	2,499	473	200	—	313	50,723	52,404	106,611
Of which current	1,232	473	100	—	313	765	29,182	32,065
Of which Non-Current	1,267	—	100	—	—	49,958	23,222	74,546

Lease Liabilities

Lease liabilities correspond to the discounted amount of the rentals to be paid over the lease terms for all outstanding contracts falling within the scope of IFRS 16. For the period presented, the main contracts relate to the buildings rented in Paris and in Villejuif.

Repayable BPI loan advances

The Company received repayable advance from Banque Publique d’Investissement (“Bpifrance”, formerly known as “OSEO Innovation”). The advance bears 1.56% interest. The repayment of the period amounts to €0.2 million while the amount to be reimbursed corresponds to €0.5 million (as detailed in table above).

In June 2020, the Company obtained a €0.5 million conditional advance from Bpifrance, €0.4 million of which was received at the signature date. The advance is interest-free. The repayment of the period amounts to €0.05 million while the amount to be reimbursed corresponds to €0.2 million (as detailed in table above).

PGE loan (“Prêts Garantis par l’Etat”)

The Company announced in June 2020 that it has received approval for financing from both HSBC and Bpifrance for €5 million each in the form of state-guaranteed loans (“Prêts Garantis par l’Etat”, or “PGE” in France).
This loan is booked at amortized cost using an effective interest rate of 0.31%. Reimbursement of the loan started in September 2022 and will continue through mid-2026.

For the six month period ended June 30, 2026, €0.6 million was repaid on the HSBC PGE loan. As of June 30, 2026, the HSBC PGE loan was fully repaid and no amount remained outstanding.

On July 10, 2020, the Company entered into the second €5 million PGE loan with Bpifrance (the ‘‘Bpifrance PGE Loan’’). The Bpifrance PGE loan has a 6-year term and is 90% guaranteed by the French State. Starting after its first year anniversary, the Bpifrance PGE loan bears an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE loan is being reimbursed in 20 quarterly installments as from October 31, 2021 through July 26, 2026.

For the six month period ended June 30, 2026, €0.6 million was repaid on the Bpifrance PGE loan.

EIB loan

As of June 30, 2026, the Company accounted for the debt at amortized cost using the original effective interest rate (“EIR”) of 21.3% and adjusting the estimated debt outflows in accordance with the sales forecasts relating to JNJ-1900 (NBTXR3) through specific Company’s license agreement (value and timing).

The EIB loan amounts to €50.7 million as of June 30, 2026 compared to €48.4 million as of December 31, 2025. The increase of €2.3 million over the six months ended June 30 2026 comprises:

•Fixed and variable interest expenses accrual for an amount of €4.9 million which are partially offset by
•the interest repayments of €3.8 million in accordance with the repayment schedule
•the negative P&L impact of accretion and discounting on EIB loan of €1.2 million corresponding to :
(i) the increase in estimated debt outflows beyond 2025 - before discounting effect - for €1.0 million negative P&L effect
(ii) and by €0.2 million of discounting (negative effect).

As of June 30, 2026 the fair value of the debt is estimated at €52.8 million. In estimating the fair value of the debt, the Company used a credit rating of B/CCC. which resulted in a fair value market discount rate of 19.9%.

Royalty Financing Agreement

As of June 30, 2026, the Company accounted for the debt at amortized cost using the original annual EIR of 52% and assessed the estimated debt outflows as per the HCRx Agreements in accordance with the sales forecasts relating to JNJ-1900 (NBTXR3). Consequently, the HCRx Royalty Financing amounts to €52.4 million as of June 30, 2026 compared to €41.3 million as of December 2025, with the increase entirely reflecting EIR interest expense for an amount of €9.6m and foreign exchange movements of €1.5m.

As of June 30, 2026, the Company has measured the fair value of the Royalty Financing financial liability comprising of milestone payments and revenue-based royalties payments. The resulting expected cash outflows were adjusted according to probability of success and discounted to present value using an average discounting rate, specific to the nature of future cash flows.

The Company has discounted cash flows based on the nature of those cash flows, resulting in an market overall discount rate. Further, given that there are up to two instalments related to the Royalty Financing, the Company has estimated the fair value of the debt based on both instalments.

–Future milestone payments to HCRx depend on the successful completion of regulatory, development, and commercial milestones as stated in the Janssen Global License Agreement, and the Management has estimated the expected amount and timing of these milestone payments as per contractual terms. Since these cash outflows are based on achievement of contractual targets and are not exposed to commercial risks such as pricing, competition, or market access and penetration, the Company has discounted these future cash flows using a cost of debt applicable to the Company.
–As future royalty-based payments to HCRx depend on the Company’s net sales forecasts, the Management has provided its best estimate regarding amounts and timing of these royalties payments as per contractual terms. Accordingly, in order to estimate the present value of royalty-based payments, the Company has retained a Weighted Average Cost of Capital (“WACC”) applicable to the Company, which is traditionally used to discount future operating cash flows which are exposed to standard operating risk

As of June 30, 2026, the fair value of the debt considering both instalments is valued at €47.2 million at a market discount rate of 14.6%.

13.2 DUE DATES OF THE FINANCIAL LIABILITIES

The due dates for repayment of the financial liabilities at their nominal value and including fixed rate interests and future variable interest payments have been estimated based on the milestone and royalties forecasts at the reporting date are as follows:

	As of June 30, 2026
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	473	—	—	—	473
Interest-free Bpifrance advance	100	100	—	—	200
Bpifrance “PGE” (1)	313	—	—	—	313
EIB fixed rate loan	835	50,221	19,133	36,501	106,690
HCR Royalty Financing	29,182	83,057	32,491	91,232	235,963
Lease liabilities	1,287	874	437		2,598
Total	32,190	134,253	52,061	127,733	346,237
(1) The Company plans according to contractual terms to reimburse the “PGE” (“Prêt garanti par l’Etat” or state-guaranteed loan) from BPI over 5 years with a deferral of 1 year (last reimbursement being in 2026).

	As of December 31, 2025
(in thousands of euros)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Bpifrance	716	—	—	—	716
Interest-free Bpifrance advance	100	150	—	—	250
HSBC “PGE” (1)	631	—	—	—	631
Bpifrance “PGE” (1)	948	—	—	—	948
EIB fixed rate loan	824	19,099	46,421	43,149	109,492
HCR Royalty Financing	—	105,949	21,754	101,106	228,809
Lease liabilities	1,289	1,299	656	—	3,243
Total	4,508	145,037	72,637	161,949	344,089
(1) The Company plans according to contractual terms to reimburse the two “PGE” (“Prêts garantis par l’Etat” or state-guaranteed loans) from HSBC and BPI over five years with a deferral of 1 year (last reimbursement being in 2026).

The debt obligations indicated above relate to the fixed and variable rate interests and principal payable on repayable advances, the interest-free Bpifrance loan, EIB loan, PGE loans and the lease liabilities. These amounts reflect the committed amounts under those contracts as of June 30, 2026.

As of June 30, 2026, the table above indicates that the EIB loan's total expected cash outflows (undiscounted) is €106.7 million, which includes :
•€33.2 million for the principal and fixed rate interest to be paid over the term of the loan,
•€14.6 million remaining milestones to be prepaid under the following mechanisms:
•should the company secure future non-dilutive capital through the execution of any business development deal, an accelerated redemption of this milestone payment would be triggered resulting in a prorated payment amount not exceeding 10% of any upfront or milestone payment received by the Company; and
•should the Company contract future equity or debt financing transactions which will require prepayments equal to a tiered low single digit percentage of raising up to an aggregate of €100 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100 million.
•€58.9 million for the estimated royalty payments to be made in the future, based on the forecasted sales expected to be generated by the Company’s partners during the six-year period beginning upon JNJ-1900 (NBTXR3) commercialization. (See Notes 4.4 - Financing Agreement with the European Investment Bank (“EIB”) and 13.1 - Conditional advance, bank loan and loans from government and public authorities in the consolidated financial statements prepared in accordance with IFRS Accounting Standards for the year ended December 31, 2025).

As of June 30, 2026, the table above indicates that the Royalty Financing total expected cash outflows (undiscounted) are $268.9 million (€236 million) which includes :
–Initial fixed return amount: $124.5 million (109.3 million), corresponding to an amount equivalent to 175% of the aggregate subscription price ($71 million), expected to be settled in December 2028.
–Tail period: Following the cash-flow projections, it begins in 2028 until the effective final maturity date in 2038.

All assumptions regarding future funding and cash-flow projections are subject to periodic review at each reporting date. Changes in estimates will result in catch-up adjustments to the carrying amount of the liability and corresponding adjustment in the income statement under the effective interest rate method.

14. Trade payables and other current liabilities

14.1 TRADE AND OTHER PAYABLES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Accrued expenses - clinical trials	2,607	2,541
Trade payables & other accruals	6,162	6,580
Total trade and other payables	8,769	9,121
Trade payables are not discounted, as none of the amounts has a maturity date above one year.

Accrued Expenses related to clinical trials remain stable between December 2025 and June 2026.

The trade payables and other accruals decreased by €0.4 million, from €6.6 million as of December 31, 2025 to €6.2 million as of June 30, 2026. This decrease was primarily driven by the settlement of supplier balances amounting to €1.0 million, partially offset by a €0.6 million increase in other accruals related to goods and services received but not yet invoiced.

14.2 OTHER CURRENT LIABILITIES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Tax liabilities	550	218
Payroll tax and other payroll liabilities	4,841	6,599
Other payables	179	613
Other current liabilities	5,569	7,430
Payroll tax and other payroll liabilities primarily consist of payroll taxes and social charges, namely the employer withholdings relating to free shares, as well as accrued bonuses, vacation day accruals and related social charges. Payroll tax and other payroll liabilities have decreased by €1.8 million during the first half of 2026, mainly due to the payment in the first half of bonuses payable accrued at the previous year-end for €1.6 million.

14.3 DEFERRED INCOME AND CONTRACT LIABILITIES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Deferred income	—	45
Current contract liabilities	36,172	36,172
Deferred income and current contract liabilities	36,172	36,216

The current contract liabilities are accounted for in accordance with IFRS 15.

Current contract liabilities remained stable at €36.2 million as of June 30, 2026 compared to €36.2 million as of December 31, 2025. The initial payment received in 2021 from LianBio was €16.5 million was recognized as a contract liability since the delivery of the related performance obligation has not yet commenced. The increase of €18.1 million, during the year ended December 31, 2025, resulted from the combined effects of the amendments on the Janssen License Agreement and the Asia Licensing Agreement (formerly Lianbio) in the allocation of the constrained transaction price (See Note 16 - Revenues and other income to the consolidated financial statements as of and for the year ended December 31, 2025).

14.4 REFUND LIABILITIES

	As of
(in thousands of euros)	June 30, 2026	December 31, 2025
Non-current refund liabilities	678	3,218
Current refund liabilities	3,298	313
Refund liabilities	3,976	3,530

The refund liability, recognized as of December 2025, reflects the refund obligation related to the amendments of the Janssen Agreement, signed on March 17, 2025.

As of June 30, 2026, the refund liabilities increased by €0.4 million mainly due to the cash collection of €0.4 million relating to the TSA.

15. Financial instruments included in the statement of financial position and impact on income

Detail of financial instruments included in the statements of financial position and impact on income

	As of June 30, 2026
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Financial assets
Non-current financial assets	434	—	434	434
Trade receivables	1,933	—	1,933	1,933
Cash and cash equivalents	110,891	—	110,891	110,891
Total assets	113,257		113,257	113,257
Financial liabilities
Financial liabilities	106,611	—	106,611	103,528
Trade payables and other payables	8,769	—	8,769	8,769
Total liabilities	115,380	—	115,380	112,296
(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the EIB loan and the HCR royalty financing, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

	As of December 31, 2025
(in thousands of euros)	Book value on the statement of financial position	Financial assets carried at fair value through profit or loss	Assets and liabilities carried at amortized cost	Fair value (1)
Non-current financial assets
Non-current financial assets	434	—	434	434
Trade receivables	2,136	—	2,136	2,136
Cash and cash equivalents	52,750	—	52,750	52,750
Total assets	55,320	—	55,320	55,320
Financial liabilities
Non-current financial liabilities	91,010	—	91,010	94,282
Current financial liabilities	4,309	—	4,309	4,358
Trade payables and other payables	9,121	—	9,121	9,121
Total liabilities	104,441	—	104,441	107,760

(1)The fair value of current and non-current financial liabilities including loans, repayable advances from Bpifrance, the HCR royalty financing, the EIB loan and the HSBC and Bpifrance state-guaranteed loans, was assessed using unobservable “level 3” inputs, in the IFRS 13 classification for fair value.

Management of financial risks

The principal financial instruments held by the Company are instruments classified as cash and cash equivalents. These instruments are managed with the objective of enabling the Company to finance its business activities. The Company's policy is to not use financial instruments for speculative purposes.

The principal financial risks faced by the Company are liquidity, foreign currency exchange, interest rate and credit risks.

Liquidity risk

Liquidity risk arises from the Company’s financial liabilities and significant expenses related to development and manufacturing of nanotechnology products and conducting clinical studies. The Company has incurred operating losses since its inception in 2003 and expects to continue to incur significant losses in the near term.

As of June 30, 2026, the Company had cash and cash equivalents of €110.9 million.

The Company current level of cash and cash equivalents is expected to be sufficient to meet it projected financial obligations and fund our operations beyond the next twelve months from the date of authorization for issuance of these consolidated statements.

Depending on the receipt of financial resources from the Janssen licensing agreement, the Company may plan to pursue possible additional liquidity.

Foreign Currency Exchange Risk

The functional currency of Nanobiotix S.A. is the euro. Exposure to foreign currency exchange risk is mainly derived from certain of its revenue and bank accounts denominated in U.S. dollars. Under the Global License Agreement with Janssen, and the Asia Licensing Agreement (former LianBio contract), the Company has received payments in U.S dollars. During the year ended December 31, 2025 the Company issued the Royalty Financing instrument (see Note 4.6 - Royalty Financing Agreement to the consolidated financial statements as of and for the year ended December 31, 2025) which is denominated in U.S. Dollars and must be remeasured at each reporting date in accordance with IAS 21. Any resulting exchange differences should be recognized in profit or loss.

In managing its foreign currency exposures, the Company maintains a foreign exchange risk management policy that may include the use of forward contracts, collars, and stop-loss instruments. The policy also provides for the investment of excess, non-committed cash in short-term investment strategies. As of June 30, 2026, the Company had no active foreign exchange hedging instruments in place.

Credit risk

Credit risk arises from cash and cash equivalents, derivative instruments and deposits with banks and other financial institutions as well as from exposure to customer credit, in particular unpaid receivables and transaction commitments.

The credit risk related to cash and cash equivalents and to current financial instruments is not material given the rating and size of the relevant financial institutions.

The Company’s exposure to credit risk chiefly stems from trade receivables related to its customer (Janssen) as of June 30, 2026. Due to the limited number of customers, the Company appropriately monitors its receivables and their payment and clearance. The Company enters into such transactions only with highly reputable, financially sound counterparts.

The Royalty Financing instrument is non-recourse instrument. In the event of a shortfall, and if the aggregate amount of the receivables placed in the trust as of the final maturity date is less than the shortfall amount, bondholders’ recourse is limited to the repayment of the then-outstanding nominal value (i.e. current nominal value) at the final maturity date.

Interest rate risk

The Company's exposure to interest rate risk is primarily related to cash equivalents and investment securities, which consist of term deposits. Changes in interest rates have a direct impact on the interest earned from these investments and the cash flows generated.

As of June 30, 2026, loans issued by the Company are exclusively fixed rate loans and thus our exposure to interest rate and market risk is deemed low.

Variable interests on the EIB and HCRx loan are royalty-based and are not subject to market rate risks.

16. Revenue and other income

The revenue recognition accounting principles used to prepare the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026, are identical to those used for the year ended December 31, 2025.

Detail of revenue and other income

The following table summarizes the Company’s revenue and other income per category for the six-month period ended June 30, 2026 and 2025:

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Services	575	21,522
Other sales	3,068	3,406
Total revenues	3,643	24,928
Research tax credit	1,903	1,616
Subsidies	3	67
Other	2	26
Total other income	1,908	1,710
Total revenues and other income	5,551	26,638

Total Revenues

For the six month period ended June 30, 2026, the €3.6 million Total Revenue mainly includes (i) ‘Services’ revenue linked to the assignment of the license to Janssen and the rendered R&D services in proportion of the completion of the ongoing studies, totaling €0.3 million; (ii) ‘Services’ revenue linked to technology transfer and technical assistance recharge for €0.3 million; (iii) and €3.1 million of ‘Other Sales’ related to clinical product supplies to Janssen.

For the six month period ended June 30, 2025, the Total Revenue reached €24.9 million, composed of:
•the line ‘Services’ includes (i) a one-off positive revenue of €21.2 million recognized over the six-month period ended June 30, 2025 directly attributable to the contract modification impact occurred during the first half of 2025, that counterbalances the negative revenue impact recognized in fiscal year 2024 : the amendments signed during the last quarter of 2024 had significantly reduced the transaction price of the license agreement as the R&D service performance obligation was replaced with a funding obligation for the Company towards Janssen, while the amendment letter executed in March 2025 did not impact the scope of the Company's performance obligations but increased the remaining transaction price of the global license agreement, (ii) and other ‘Services’ revenue linked to technology transfer and technical assistance recharge to Janssen for €0.4 million.
•€3.4 million of ‘Other Sales’ related to clinical product supplies to Janssen for the six-month period ended June 30, 2025.

Research tax credit
Research tax credit increased from €1.6 million at June 30, 2025 to €1.9 million at June 30, 2026 mainly due to the increase in R&D expenditures eligible for the Research Tax Credit, particularly higher subcontracting expenses as well as a slight increase in R&D personnel costs.

17. Operating expenses

17.1 RESEARCH AND DEVELOPMENT EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Purchases, sub-contracting and other expenses	(4,938)	(7,489)
Payroll costs (including share-based payments)	(6,729)	(6,430)
Depreciation, amortization and provision expenses(1)	(1,054)	(610)
Total R&D expenses	(12,721)	(14,529)
(1)see Note 17.4 Depreciation, amortization and provision expenses

Purchases, sub-contracting and other expenses decreased by €2.6 million for the six-month period ended June 30, 2026 as compared to the same period in 2025. This favorable variance is mainly related to a decrease on the clinical studies costs by €1.7 million due to the transfer of sponsorship of the 312 study to Janssen, to the end of patients recruitment on the study 1100 since the end of 2025 and lower patient recruitment on the study MDA in 2026 compared to the same period in 2025. In addition and following the transfer of the NBTXR3 production to Janssen, the raw material purchases decreased by €0.7 million in 2026 as compared to 2025.

R&D Payroll costs increased by €0.3 million, or by 4.6% for the six-month period ended June 30, 2026 as compared with the same period in 2025, which is mainly due to employee share-based payments impact for €0.5 million, partially offset by €0.2 million payroll costs decrease related to resources reallocation occurred in 2025.

R&D depreciation expenses increased by €0.4 million mainly due to the depreciation of an historical prepayment following the transfer of sponsorship of the 312 study.

17.2 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Purchases, fees and other expenses	(4,287)	(4,334)
Payroll costs (including share-based payments)	(6,237)	(7,040)
Depreciation, amortization and provision expenses (1)	(229)	80
Total SG&A expenses	(10,753)	(11,294)
(1)see Note 17.4 Depreciation, amortization and provision expenses

Purchases, fees and other expenses remained overall in line for the six-month period ended June 30, 2026 as compared to the same period in 2025, as SG&A expenses were closely monitored.

SG&A payroll costs decreased by €0.8 million, or 11.4%, for the six-month period ended June 30, 2026 as compared to the same period in 2025. This favorable variance is mainly due to the decrease of social charges booked during the first half of 2025 related to granted stock-option for €0.7 million and to the one-time severance expenses further to resources reallocation occurred during the first half of 2025 for €0.2 million, slightly offset by higher expenses related to employee share-based payments for €0.1 million.

SG&A depreciation expenses increased by €0.3 million due to unused provision reversal recorded during the first half of 2025 further to litigation settlement.

17.3 PAYROLL COSTS

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Wages and salaries	(6,972)	(7,182)
Payroll taxes	(3,179)	(4,088)
Share-based payments	(2,777)	(2,161)
Retirement benefit obligations	(39)	(40)
Total payroll costs	(12,967)	(13,470)
Full-Time Equivalent (FTE)	96	104
End-of-period employees (Headcount)	98	103

As of June 30, 2026, the Company had 98 employees, including 69 in R&D and 29 in selling, general and administrative expenses, compared to 103 as of June 30, 2025, including 72 in R&D and 31 in selling, general and administrative expenses.

Wages and salaries slightly decreased by 3%, or by €0.2 million for the six-month period ended June 30, 2026 as compared to the same period in 2025.

In the first half of 2026, related payroll taxes decreased by 22%, or by €0.9 million, mainly due to the phasing of social charges expenses related to stock options granting in 2025 for €0.7 million, and to the severance expenses following some resources reallocation in 2025 for €0.2 million having a favorable impact for the period ended June 30, 2026.

In accordance with IFRS 2 – Share-based Payment, the share-based payment expense recognized in the statement of consolidated operations reflects the amortization of the fair value of the granted awards over the service period. The share-based payment expenses amounted to €2.8 million for the period ended June 30, 2026, as compared with €2.2 million as of June 30, 2025 (see Note 18 - Share-based payments).

17.4 DEPRECIATION, AMORTIZATION AND PROVISION EXPENSES

Depreciation, amortization and provision expenses by function are detailed as follows:

	For the six month period ended For the six month ended June 30 2026
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(3)
Amortization expense of tangible assets	(561)	(224)	(784)
Reversal of provision for disputes and charges	62	6	68
Provision for disputes and charges	—	(10)	(10)
Impairment of current assets	(553)	—	(553)
Total depreciation, amortization and provision expenses (except IAS 19)	(1,054)	(229)	(1,283)
Total Provision for retirement benefit obligations (IAS 19) (1)	(26)	(12)	(39)
Total depreciation, amortization and provision expenses	(1,080)	(241)	(1,321)

	For the six month period ended For the six month ended June 30 2025
(in thousands of euros)	R&D	SG&A	Total
Amortization expense of intangible assets	(2)	(1)	(2)
Amortization expense of tangible assets	(645)	(152)	(798)
Reversal of provision for disputes and charges	80	240	320
Provision for disputes and charges	(43)	(7)	(49)
Total depreciation, amortization and provision expenses (except IAS 19)	(610)	80	(529)
Total Provision for retirement benefit obligations (IAS 19)	(27)	(13)	(40)
Total depreciation, amortization and provision expenses	(637)	68	(569)

(1) Details of the provision for retirement benefit obligations are provided in note 11

17.5 OTHER OPERATING INCOME AND EXPENSES

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Other non recurring expenses	—	(12)
Other non recurring income	—	5
Total other operating income and expenses	—	(7)

As of June 30, 2026, the Company has not recorded any material other operating income and expenses, unchanged compared to June 30, 2025.

18. Share-based payments

Detail of share-based payments

The Company has granted stock options (OSA), founders’ warrants (BSPCE), warrants (BSA), and free shares (AGA) to corporate officers, employees, members of the Executive and Supervisory Board and consultants of the Group. In certain cases, exercise of the stock options, founders’ warrants and warrants is subject to performance conditions. The Company has no legal or contractual obligation to pay the options in cash.

The number of stock options, founders’ warrants, warrants and free shares outstanding on June 30, 2026 and their main characteristics, are detailed below:

Founders’ warrants outstanding as of June 30, 2026

	BSPCE 2016 O	BSPCE 2016 P	BSPCE 2017 O	BSCPE 2017
Date of the shareholders' meeting	25-Jun-15	25-Jun-15	23-Jun-16	23-Jun-16
Date of grant by the Executive Board	2-Feb-16	2-Feb-16	7-Jan-17	7-Jan-17
Total number of BSPCEs authorized	450,000	450,000	450,000	450,000
Total number of BSPCEs granted	126,400	129,250	117,650	80,000
Total number of shares to which the BSPCE were likely to give right on the date of their grant	126,400	129,250	117,650	80,000
the number of which that may be subscribed by corporate officers:	23,500	23,500	26,400	32,000
the number that can be subscribed by Laurent LEVY	23,500	23,500	26,400	32,000
Number of beneficiaries who are not corporate officers	43	50	42	3
Starting date for the exercise of the BSPCE	02/02/2017	02/02/2016	01/07/2017	01/07/2017
BSPCE expiry date	02/02/2026	02/02/2026	01/07/2027	01/07/2027
BSPCE exercise price	€14.46	€14.46	€15.93	€15.93
Number of shares subscribed as of June 30, 2026	62,650	63,250	42,350	30,000
Total number of BSPCEs lapsed or cancelled as of June 30, 2026	63,750	66,000	20,600	—
Total number of BSPCEs outstanding as of June 30, 2026	—	—	54,700	50,000
Total number of shares available for subscription as of June 30, 2026	—	—	54,700	50,000
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSPCEs (assuming that all the conditions for the exercise of the related BSPCEs are met)	—	—	54,700	50,000

Warrants outstanding as of June 30, 2026

	BSA 2018-2	BSA 2019-1	BSA 2020	BSA 2021 (a)
Date of the shareholders’ meeting	23-May-18	23-May-18	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	27-Jul-18	29-Mar-19	17-Mar-20	20-Apr-21
Maximum number of BSAs authorized	140,000	140,000	500,000	650,000
Total number of BSAs granted	5,820	18,000	18,000	48,103
Number of shares to which the BSA were likely to give right on the date of their grant	5,820	18,000	18,000	48,103
including the total number of shares that may subscribed by the corporate officers of the Company	—	12,700	14,024	—
Relevant officers:
Anne-Marie GRAFFIN	—	2,900	3,843	—
Enno SPILLNER	—	4,000	3,829	—
Alain HERRERA	—	2,900	3,195	—
Gary PHILLIPS	—	—	—	—
Number of beneficiaries who are not corporate officers	1	1	1	1
Starting date for the exercise of the BSA	07/27/18	03/29/19	03/17/20	04/20/21
BSA expiry date	07/27/28	03/29/29	03/17/30	04/20/31
BSA issue price	€2.36	€1.15	€0.29	€2.95
Exercise price per BSA	€16.10	€11.66	€6.59	€13.47
Number of shares subscribed as of June 30, 2026	—	—	—	—
Total number of forfeited or cancelled BSAs as of June 30, 2026	—	—	—	33,672
Total number of BSAs outstanding as of June 30, 2026	5,820	18,000	18,000	14,431
Total number of shares available for subscription as of June 30, 2026 (considering the conditions of exercise of the BSAs)	—	—	—	14,431
Maximum total number of shares that may be subscribed for upon exercise of all outstanding BSAs (assuming that all the conditions for the exercise of said BSAs are met)	5,820	18,000	18,000	14,431

Stock options outstanding as of June 30, 2026

	OSA 2016-1 P	OSA 2016-2	OSA 2017 O	OSA 2018	OSA 2019-1	OSA 2019 LLY	OSA 2020	OSA 2021-04 O
Date of the shareholders’ meeting	25-Jun-15	23-Jun-16	23-Jun-16	14-Jun-17	23-May-18	11-Apr-19	11-Apr-19	30-Nov-20
Date of grant by the Executive Board	02-Feb-16	03-Nov-16	07-Jan-17	6-Mar-18	29-Mar-19	24-Oct-19	11-Mar-20	20-Apr-21
Total number of OSAs authorized	450,000	450,000	450,000	526,800	648,000	500,000	500,000	850,000
Total number of OSAs granted	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
Total number of shares to which the OSAs were likely to give right on the date of their grant	6,400	4,000	3,500	62,000	37,500	500,000	407,972	143,200
including the number that may be subscribed or purchased by corporate officers:	—	—	—	—	—	500,000	180,000	—
the number that can be subscribed by Laurent LEVY	—	—	—	—	—	500,000	120,000	—
the number that can be subscribed by Anne-Juliette HERMANT	—	—	—	—	—	—	60,000	—
the number that can be subscribed by Bart VAN RHIJN	—	—	—	—	—	—	—	—
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	—	—
Number of beneficiaries who are not corporate officers	2	1	2	5	12	—	104	13
Starting date for the exercise of the OSA	02/02/2017	11/03/2017	01/08/2018	03/07/2019	03/30/2021	10/24/2019	03/11/2021	04/20/22
OSA expiry date	02/02/2026	11/03/2026	01/07/2027	03/06/2028	03/29/2029	10/24/2029	03/11/2030	04/20/31
Exercise price per OSA	€13.05	€14.26	€14.97	€12.87	€11.08	€6.41	€6.25	€13.74
Number of shares subscribed as of June 30, 2026	—	—	—	—	—	—	61,400	14,200
Total number of lapsed or cancelled OSAs as of June 30, 2026	6,400	—	3,000	12,000	12,750	—	47,265	104,668
Total number of OSAs outstanding as of June 30, 2026	—	4,000	500	50,000	24,750	500,000	299,307	24,332
Maximum number of shares available for subscription as of June 30, 2026 (given the vesting conditions of the OSAs)	—	4,000	500	50,000	24,750	300,000	299,307	24,332
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	—	4,000	500	50,000	24,750	500,000	299,307	24,332

	OSA 2021-04 P	OSA 2021-06 P	OSA 2021-06 O	OSA 2022-06 P	OSA 2022-06 O	OSA 2023-01 O	OSA 2024-01 O	OSA 2025-01 O	OSA 2025-02 O
Date of the shareholders’ meeting	30-Nov-20	30-Nov-20	28-Apr-21	30-Nov-20	28-Apr-21	20-jun-2023	20-Jul-23	28-May-2024	28-May-2024
Date of grant by the Executive Board	20-Apr-21	21-Jun-21	21-Jun-21	22-Jun-22	22-Jun-22	20-Jul-23	23-May-24	18-Feb-25	16-May-25
Total number of OSAs authorized	1,000,000	1,000,000	850,000	1,000,000	850,000	1,700,000	1,700,000	1,700,000	1,700,000
Total number of OSAs granted	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780	8,000	1,241,005
Total number of shares to which the OSAs were likely to give right on the date of their grant	428,000	60,000	60,000	170,400	410,500	338,860	1,224,780	8,000	1,241,005
including the number that may be subscribed or purchased by corporate officers:	240,000	60,000	60,000	—	245,000	298,860	930,000	—	945,000
the number that can be subscribed by Laurent LEVY	180,000	—	—	—	150,000	200,116	500,000	—	505,000
the number that can be subscribed by Anne-Juliette HERMANT	60,000	—	—	—	35,000	33,354	90,000	—	100,000
the number that can be subscribed by Bart VAN RHIJN	—	60,000	60,000	—	60,000	65,390	180,000	—	190,000
the number that can be subscribed by Louis KAYITALIRE	—	—	—	—	—	—	160,000	—	150,000
Number of beneficiaries who are not corporate officers	14	—	—	83	49	2	107	2	105
Starting date for the exercise of the OSA	04/20/22	06/21/22	06/21/22	06/22/23	06/22/23	7/20/2023	5/23/2024	2/18/2025	5/16/2025
OSA expiry date	04/20/31	06/21/31	06/21/31	06/22/32	06/22/32	7/20/2033	5/23/2034	2/18/2035	5/16/2035
Exercise price per OSA	€13.74	€12.99	€12.99	€4.16	€4.16	€5.00	€5.81	€3.36	€2.97
Number of shares subscribed as of June 30, 2026	20,800	—	—	5,905	21,084	—	37,041	—	12,197
Total number of lapsed or cancelled OSAs as of June 30, 2026	87,400	—	—	46,700	30,500	20,000	6,117	—	1,700
Total number of OSAs outstanding as of June 30, 2026	319,800	60,000	60,000	117,795	358,916	318,860	1,181,622	8,000	1,227,108
Maximum number of shares available for subscription as of June 30, 2026 (given the vesting conditions of the OSAs)	183,560	36,000	60,000	76,315	358,916	212,573	777,095	2,666	401,345
Maximum total number of shares that may be subscribed for upon exercise of all outstanding OSAs (assuming that all the conditions for the exercise of said OSAs are met)	319,800	60,000	60,000	117,795	358,916	318,860	1,181,622	8,000	1,227,108

Free shares outstanding as at June 30, 2026

AGA 2026 - P
Date of the shareholders’ meeting	05/19/2025
Date of grant by the Executive Board	06/08/2026
Total number of AGAs authorized	1,800,000
Total number of AGAs granted	1,663,202
Total number of shares to which the AGAs were likely to give right on the date of their grant	1,663,202
including the number granted to corporate officers:	1,200,000
the number granted to Laurent LEVY subject to the two-year acquisition period	650,000
the number granted by Anne-Juliette HERMANT subject to the two-year acquisition period	130,000
the number granted by Bart VAN RHIJN subject to the two-year acquisition period	220,000
the number granted by Louis KAYITALIRE subject to the two-year acquisition period	200,000
Number of beneficiaries who are not corporate officers	94
Date of acquisition (end of the acquisition period)	06/08/2028
Number of shares issued as of June 30, 2026	—
Total number of AGAs lapsed or cancelled as of June 30, 2026	—
Total number of AGAs outstanding as of June 30, 2026	1,663,202
Total number of shares that may be issued	1,663,202
Duration of the holding period	1 year

	BSPCE	BSA	OSA	AGA	Total
Total number of shares underlying grants outstanding as of June 30, 2026	104,700	56,251	4,554,989	1,663,202	6,379,142
The measurement methods used to estimate the fair value of stock options and warrants are described below:
•The exercise price is based on the share price at the grant date;
•The risk-free rate was determined based on the average life of the instruments; and
•Volatility was determined based on volatility observed on Nanobiotix shares on the grant date and for a period equal to the life of the warrant or option.

The performance conditions for all of the plans were assessed as follows:
•Performance conditions unrelated to the market were analyzed to determine the likely exercise date of the warrants and options and expense was recorded accordingly based on the probability these conditions would be met; and
•Market-related performance conditions were directly included in the calculation of the fair value of the instruments.

The fair value of the warrants and options was measured using the Black-Scholes model.

As of June 30, 2026, the details of active share-based payment plans with remaining IFRS 2 expense are presented in the tables below, reflecting the assumptions related to the probability that the non-market performance conditions will be met and the ongoing accounting impact for the period:

OSA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2026 (in thousands of euros)	Expense for the first half of 2025 (in thousands of euros)
OSA 2021-04 P	13.60	13.74	39.10%	10	0.03%	0.00%	1,816	69	48
OSA 2021-06 P	12.20	12.99	39.10%	10	0.13%	0.00%	212	12	12
OSA 2022-06 P	3.68	4.16	40.08%	10	2.28%	0.00%	80	2	—
OSA 2022-06 O	3.68	4.16	42.06% - 41.21% - 40.65%	5.5 / 6 /6.5	1.83% / 1.87% / 1.90%	0.00%	580	—	23
OSA 2023-01 O	6.75	5.00	45.07% - 44.11% - 43.41%	5.5 / 6 /6.5	2.85% /2.83% / 2.82%	0.00%	1,255	66	164
OSA 2024-01 O	5.19	5.81	53.30% - 51.90% - 50.70%	5.4 / 5.9 / 6.4	3.00% / 3.02% / 3.02%	0.00%	3,107	371	837
OSA 2025-01 O	3.65	3.36	47.18% / 47.43% / 47.57%	5.4 / 5.9 / 6.4	2.83% / 2.91% / 2.98%	0.00%	15	3	3
OSA 2025-02 O	3.74	2.97	47.56% / 47.32% / 47.43%	5.4 / 5.9 / 6.4	2.53% / 2.61% / 2.70%	0.00%	2,523	656	186
Total OSA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,178	1,273

AGA	Share price (in euros)	Exercise price (in euros)	Volatility	Maturity (in years)	Risk-free rate	Yield	Value of initial plan (in thousands of euros)	Expense for the first half of 2026 (in thousands of euros)	Expense for the first half of 2025 (in thousands of euros)
AGA 2023 - P1	4.87	0.00	n.a.	n.a.	3% / 3.2%	0.00%	2,071	—	446
AGA 2023 - P2	4.87	0.00	n.a.	n.a.	3% /3.2%	0.00%	2,130	—	442
AGA 2026-P	31.46	0.00	n.a.	n.a.	n.a.	0.00%	52,324	1,599	—
Total AGA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,599	888

(in thousands of euros)	OSA	AGA	Total
Expense for the year ended June 30, 2026	1,178	1,599	2,777

(in thousands of euros)	OSA	AGA	Total
Expense for the year ended June 30, 2025	1,273	888	2,161

19. Net financial income (loss)

	For the six month period ended June 30,
(in thousands of euros)	2026	2025
Income from cash and cash equivalents	677	598
Foreign exchange gains	436	47
Total financial income	1,112	645
Interest cost	(14,503)	(4,174)
Net impact of accretion, discounting and catch-up on EIB loan	(1,160)	1,036
Lease debt interests	(47)	(69)
Foreign exchange losses	(1,750)	(3,624)
Total financial expenses	(17,460)	(6,831)
Net financial income (loss)	(16,347)	(6,186)

Income from cash and cash equivalents

For the six month period ended June 30, 2026, the €0.7 million income from cash and cash equivalents was related to short-term deposits compared to €0.6 million for the six month period ended June 30, 2025.

Interests costs

For the six month period ended June 30, 2026, total interest costs amount to €14.5 million, mainly due to interest costs on the Royalty financing which consists of fixed rate interest of €9.6 million, and the EIB loan which consists of fixed and variable rate interests of €4.9 million (see Note 13 - Financial liabilities).

For the six month period ended June 30, 2025, total interest costs amount to €4.2 million, mainly due to interest costs on the EIB loan which consists of fixed and variable rate interests of €4.1 million.

Net impact of accretion and discounting and catch-up on EIB loan

For the six month period ended June 30, 2026, the P&L net negative impact of accretion and discounting on EIB loan of €1.2 million corresponding to (i) the increase in estimated debt outflows beyond 2025 - before discounting effect - for €1.0 million negative P&L effect, (ii) and by €0.2 million of discounting negative effect (See Note 13 - Financial Liabilities).

For the six month period ended June 30, 2025, the P&L net positive impact of accretion and discounting on EIB loan of €1.0 million corresponding to (i) the decrease in estimated debt outflows beyond 2024 - before discounting effect - resulting in a €2.4 million positive P&L effect, (ii) partially offset by -€1.4 million of discounting negative effect (See Note 13 - Financial Liabilities).

Foreign exchange gains and losses

For the six month period ended June 30, 2026, the Company incurred net foreign exchange exchange loss of €1.3 million, mainly related to the EUR conversion impact on the royalty financing for €1.5 million (see Note 13 - Financial liabilities).

For the six month period ended June 30, 2025, the Company incurred net foreign exchange loss of €3.6 million mainly related to the EUR conversion impact on short term USD deposits for €3.5 million.

20. Segment reporting

In accordance with IFRS 8 – Operating Segments, reporting by operating segment is derived from the internal organization of the Company’s activities; it reflects management’s viewpoint and is established based on internal reporting used by the chief operating decision maker (the Company’s Chairman and the members of the Executive and Supervisory Board) to allocate resources and to assess performance. The Company operates in a single operating segment: research and development in product candidates that harness principles of physics to transform cancer treatment. The positive net revenue, as disclosed in the Note 16 - Revenue and other Income, is primarily recognized by the Company towards one principal customer, Janssen, located in Belgium. The assets, liabilities and operating loss realized are primarily located in France.

21. Loss per share

	For the six month period ended June 30,
	2026	2025
Net loss for the period (in thousands of euros)	(34,288)	(5,383)
Weighted average number of shares	48,883,075	47,418,155
Basic loss per share (in euros)	(0.70)	(0.11)
Diluted loss per share (in euros)	(0.70)	(0.11)
Instruments providing deferred access to the capital are considered to be anti-dilutive because they result in a decrease in the loss per share. Therefore, diluted loss per share is identical to basic loss per share as all equity instruments issued, representing as of June 30, 2026, a total of 6,379,142 potential additional ordinary shares, have been considered antidilutive.

22. Commitments

The off-balance sheet commitments have not changed significantly since December, 31, 2025, except for the following:

Commitments related to the master services agreement with Janssen dedicated to the clinical manufacturing of JNJ-1900 (NBTXR3)
On December 22, 2023, the Company entered into a master services agreement (“MSA”) with Janssen which includes the clinical manufacturing and the supply of products to be provided by the Company, as well as technical expertise and development services in the field of the territory, as defined in the global licensing, co-development, and commercialization agreement signed in July 2023.
Under this MSA, the Company already received as of June 30, 2026 purchase orders from Janssen for the delivery of raw materials and JNJ-1900 (NBTXR3) clinical and technical batches planned to be delivered during the second half of 2026 amounting to €1.8 million

23. Related parties

Supervisory and Executive board members compensation

The compensation presented below, granted to the members of the Executive Board and Supervisory Board was recognized in expenses over the period shown:

	For the six-month period ended June 30,
(in thousands of euros)	2026	2025
Short-term employee benefits (Executive)	1,076	1,159
Short-term employee benefits (Members of the Supervisory Board)	263	212
Share-based payments	2,073	1,723
Post-employment benefits	3	3
Total compensation to related parties	3,415	3,097

The methods used to measure share-based payments are presented in Note 18 -Share-based payments of the Company’s consolidated financial statements as of and for the year ended December 31, 2025.

Related parties

As the exclusive and worldwide licensee of JNJ-1900 (NBTXR3), which is currently a core asset of Nanobiotix, Janssen may be deemed to possess significant influence in respect of some operating policy decisions as defined by IAS 24, but not control.

For the six month period ended June 30, 2026, the Company finalized to support Janssen in execution of NANORAY-312 clinical study during the transition process and following the sponsorship transfer and conducted transactions with Janssen (see Note 16 - Revenues and other income). The payments between the two companies as well as the liabilities and receivables are as follows:

	As of June 30, 2026
(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	3,767	1,933
Payments (Nanobiotix SA towards Janssen) / Payables	—	(3,976)
Total	3,767	(2,043)

	As of June 30, 2025
(in thousands of euros)	Payments	Assets/(Liabilities)
Collection (Janssen towards Nanobiotix SA) / Receivables	7,387	1,837
Payments (Nanobiotix SA towards Janssen) / Payables	—	(7,905)
Total	7,387	(6,068)

24. Subsequent events

None.